Exhibit (a)(1)

LANDMARK APARTMENT TRUST, INC.
4901 Dickens Road, Suite 101
Richmond, Virginia 23230
Phone: (804) 237-1335
Facsimile: (804) 237-1345
www.latapts.com

May 28, 2015

Dear Stockholder,
As you may be aware by now, Everest Properties II, LLC (“Bidder”) initiated an unsolicited tender offer (the “Tender Offer”) to buy up to 100,000 shares of common stock (the “Shares”) of Landmark Apartment Trust, Inc., a Maryland corporation (the “Company”) at a price of $5.00 per Share (the “Offer Price”). Our Board of Directors first became aware of the offer by Bidder on May 22, 2015 when Bidder filed a Schedule TO, and related materials, with the United States Securities and Exchange Commission (“SEC”). You should be aware that the Company is not in any way affiliated with Bidder, and we believe the Tender Offer is not in the best interests of our stockholders.
Our Board of Directors has carefully evaluated the terms of Bidder’s Tender Offer and unanimously recommends that you reject Bidder’s Tender Offer and not tender your Shares. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares to Bidder pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
The Board of Directors’ recommendation was reached after consulting with the Company’s officers and certain outside advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to Bidder’s Tender Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against the Tender Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our stockholders are as follows:

•
Given the timing of the Tender Offer and the Offer Price, the Company believes that the Tender Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Shares and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information” of the enclosed Schedule 14D-9.

•	The Board of Directors has engaged in extensive discussions with the Company’s management and advisors, and believes that the Company’s net asset value per share is in excess of the Offer Price.

•
The Board of Directors considered past assessments of the fair value of the Shares, as disclosed in the Company’s filings with the SEC, as well as events since the last valuation of the Shares, and believes that the Offer Price is below the current fair value of the Shares.

•	The Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interests of the Company and its stockholders.

•
By accepting the Offer Price, stockholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $0.30 per Share per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, stockholders that choose to participate in the Tender Offer by selling their Shares to Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchaser’s objectives” to the stockholders. Therefore, Bidder acknowledges that the Offer Price was established based on Bidder’s objectives and not based on what is in the best financial interest of you and the other stockholders.

•
Bidder acknowledges that it “did not obtain current independent valuations or appraisals of the Corporation’s assets”, and that it is “not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the Corporation.”

•
Bidder has engaged a depositary for the Tender Offer, Everest Financial, Inc. (the “Depositary”) that is an affiliate of Bidder. As a result, there is no independent third party holding funds of Bidder for payment of the Offer Price that can independently verify that such funds are available for payment, and Bidder may have access to the Shares tendered by stockholders before all conditions to the Tender Offer have been satisfied and tendering holders have been paid.

•
The Tender Offer requires each stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any stockholder and Bidder or the Depositary. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•
There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until June 24, 2015 and it may be extended by Bidder in its sole discretion.

In summary, we believe that you should view Bidder as an opportunistic purchaser that is attempting to acquire your Shares in order to make a profit and, as a result, deprive you of the potential long-term value of your Shares.
Should you have any questions about this Tender Offer or other matters, please contact the Company’s Investor Relations Manager at (804) 237-1348 or by email at wchristian@latapts.com.

We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your Shares to Bidder.

Sincerely,

/s/ Stanley J. Olander, Jr.
Stanley J. Olander, Jr.
Chief Executive Officer

Disclosures
Historical results and trends should not be taken as indicative of future operations. Our statements contained in this letter that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by use of the words “expect,” “project,” “may,” “will,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: the availability of financing; changes in economic conditions generally and the real estate market specifically; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in our target market areas; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs; changes in accounting principles generally accepted in the United States of America, or GAAP, policies and guidelines applicable to REITs; and the availability of sources of capital. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company’s other filings with the SEC, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company with the SEC on March 24, 2015 (incorporated herein by reference), and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed by the Company with the SEC on May 15, 2015 (incorporated herein by reference). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this letter, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.